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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                                (Amendment No. 1)

                     American Opportunity Income Fund, Inc.
                                      (OIF)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    028727105
                                 (CUSIP Number)

                           George W. Karpus, President
                          Karpus Management, Inc. d/b/a
                          Karpus Investment Management
                          14 Tobey Village Office Park
                            Pittsford, New York 14534
                                 (716) 586-4680

 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 March 10, 1998
             (Date of Event which Requires Filing of this Statement)

           If the person has previously filed a statement on Schedule
              13G to report the acquisition which is the subject of
             this Schedule 13D, and is filing this schedule because
                                       of
             Rule 13d-1 (b) (3) or (4), check the following box. [x]

                               (Page 1 of 6 pages)
                             There are no exhibits.


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CUSIP No. 028727105              SCHEDULE 13D                Page 2 of 6 Pages

1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

          Karpus Management, Inc. d/b/a Karpus Investment Management ID# 16-1290558

2    Check the Appropriate Box if a Member of a Group*        (a) / /
                                                              (b) /x/
3    SEC Use Only

4    Source of Funds*

          AF

5    Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6    Citizenship or Place of Organization

          New York

                         7    Sole Voting Power

                                   778,895 shares
Number of Shares
                         8    Shared Voting Power
 Beneficially

 Owned by Each
                         9    Sole Dispositive Power
Reporting Person
                                   778,895 shares
     With
                         10   Shared Dispositive Power


11   Aggregate Amount Beneficially Owned by Each Reporting Person

          778,895 shares

12   Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares*                                     / /

13   Percent of Class Represented by Amount in Row 11

          4.29%

14  Type of Reporting Person*

          IA

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
      (INCLUDE EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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ITEM 1  Security and Issuer
        Common Stock
        American Opportunity Income Fund, Inc.
        Piper Capital Management, Inc.
        222 South Ninth Street
        Minneapolis, Minnesota   55402-3804

ITEM 2  Identity and Background
        a) Karpus Management, Inc. d/b/a Karpus Investment Management
           ("KIM")
        George W. Karpus, President , Director and Controlling Stockholder JoAnn VanDegriff, Vice President and Director
        Sophie Karpus, Director
        b)  14 Tobey Village Office park
            Pittsford, New York   14534
        c) Principal business and occupation- Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trust and others,. specializing in conservative asset management (i.e. fixed income investments).
        d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus (the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding ( excluding traffic violations).
        e) During the last five years non of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
        f) Each of the Principals is a United States citizen. KIM is a New York Corporation.

ITEM 3  Source and Amount of Funds or Other Considerations
        KIM, an independent investment advisor, has accumulated shares of OIF on behalf of accounts that are managed by KIM ("the
        Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4  Purpose of Transaction.
        KIM has purchased Shares for investment purposes. Being primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of OIF fit the investment guidelines for various Accounts. Shares have been acquired since February 1,
        1996. KIM intends to influence management and the Board of
        Directors to represent shareholder interest and to take steps to close the discount to net asset at which the fund currently trades which may include a proposal
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        at the next shareholder meeting. Initially KIM submitted a formal proposal to management to add to the proxy a vote on appointing KIM as the investment advisor. Subsequently KIM had made a proposal to open-end the fund to management. On March 6, 1998 KIM formally announced that it was withdrawing any proposal regarding the fund and would no longer be seeking a shareholder list. KIM's proposal came on the heels of Piper Capital's announcement on February 19, 1998 that it "intends to recommend to the board of directors that several of the funds be converted to an open-end format". In a letter dated February 25, 1998 to Karpus, the Piper Capital Management's general counsel and senior vice president affirmed her firms position and added that management does no intend to recommend that a redemption fee be imposed in connection with the proposed open ending of the fund. Karpus hailed the decision by Piper Capital Management as a significant breakthrough for the benefit of the shareholders. He praised the responsiveness of the Piper Capital Managment team for its willingness to communicate freely regarding these matters. A shareholder vote regarding open ending of the fund is expected at the annual meeting in late July or early August.

ITEM 5  Interest in Securities of the Issuer
        a) As of the date of this Report, KIM owns 778,895 Shares which represents 4.29% of the outstanding Shares. None of the Principals owns any other Shares except for Karpus Investment Management Profit Sharing Plan which purchased 1,000 shares on December 10, 1997 at a price of $6.125 per share.
        b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
        c) Open market purchases or sales since February 1, 1996 for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.

Purchase    Shares     Price per            Purchase   Shares     Price per
Date        Purchased  Share                Date       Purchased  Share
     2/1/96      8,500       5.75              3/15/96      3,000        5.5
     2/8/96      3,300       5.75              3/18/96        700        5.5
     2/9/96     23,700       5.75               4/1/96        200        5.5
    2/20/96     12,700       5.75               4/2/96     12,300        5.5
    2/21/96     24,100       5.75               4/3/96      8,500        5.5
    2/22/96     10,200       5.75               4/4/96      1,000        5.5
    2/23/96     21,300       5.75               4/8/96      1,500        5.5
    2/26/96     10,000       5.75               4/9/96     18,700        5.5
     3/6/96     10,800      5.625              4/10/96      5,000        5.5
     3/7/96      1,200      5.625              4/26/96      2,500        5.5
     3/8/96      5,000      5.625              6/14/96     42,400       5.25

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Purchase    Shares     Price Per            Purchase   Shares     Price Per
Date        Purchased  Share                Date       Purchased  Share
    6/17/96     11,400       5.25              8/11/97      7,700      6.125
    6/26/96      -5000      5.625              8/13/97      8,800      6.125
    9/13/96     34,900       5.75              8/14/97      6,200      6.125
    9/16/96      4,100       5.75              8/15/97      7,400      6.125
    11/5/96      9,500      5.875              8/19/97      6,200      6.125
    12/3/96     53,700      5.875              8/27/97     34,300      6.125
    2/21/97      3,000          6              8/28/97     15,700      6.125
    2/27/97      2,500          6               9/2/97      6,800     6.6025
    3/12/97     -9,800          6               9/3/97      7,500     6.0625
    3/13/97     -3,700          6               9/4/97      6,800     6.0625
    3/20/97      9,000      5.875               9/5/97      3,000     6.0625
    3/20/97     -2,000          6               9/8/97      5,500     6.0625
     4/9/97     -2,500       5.75               9/9/97      9,100     6.0625
    4/29/97      3,000      5.875              9/10/97      8,000     6.0625
     5/1/97      4,000      5.875              9/11/97      3,300     6.0625
     5/9/97      5,000      5.875             11/20/97      3,000      6.125
    5/14/97     -3,500          6             11/24/97      6,200      6.125
    5/15/97     -3,000          6             11/25/97     46,300      6.125
    5/19/97     -1,600          6             11/26/97     18,000      6.125
    5/20/97     -1,900          6             11/28/97      6,500      6.125
     6/9/97     10,000     5.9375              12/1/97      1,000     6.0625
     7/1/97      2,900          6              12/1/97    -15,143       6.66
     7/2/97     14,900          6              12/2/97      1,500      6.125
     7/3/97      5,700          6              12/3/97      1,800     6.0625
     7/8/97     10,000     6.0625              12/4/97      7,700     6.0625
    7/16/97      8,700      6.125              12/5/97     41,500     6.0625
    7/17/97      4,600      6.125              12/8/97   -167,762       6.66
    7/18/97      1,700      6.125              12/8/97     81,600     6.0625
     8/5/97      7,500      6.125              12/9/97     37,743     6.0625
     8/6/97      4,700      6.125             12/10/97     49,000     6.0625
     8/7/97     17,800      6.125             12/29/97      5,500     6.0625
     8/8/97     13,700      6.125

        Sale transactions of 12/1/97 and 12/8/97 were tendered to Fund.
        The above listed transactions have totaled 778,895 shares.
        The Accounts have the right to receive all dividends from, any proceeds from the sale of, the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.
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ITEM 6  Contracts, Arrangements, Understandings, or Relationships with
        Respect to Securities of the Issuer.
        Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of OIF securities.

ITEM 7  Materials to be Filed as Exhibits
        Not applicable.



Signature
        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                    Karpus Management, Inc.


March 10, 1998                      By: /s/ George W. Karpus, President
--------------                          -------------------------------
   Date                                  Signature

                                       George W. Karpus, President
                                         Name/ Title